1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

November 13, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mara Ransom, Office Chief
Jennifer Lopez-Molina, Staff Attorney Jennifer Thompson, Branch Chief Robert Babula, Staff Accountant

Re:	Brookfield Infrastructure Corp. and Brookfield Infrastructure Partners L.P.

Registration Statement on Form F-1

Filed September 25, 2019

File Nos. 333-233934 and 333-233934-01

Amendment No. 1 to Registration Statement on Form F-1

Filed November 13, 2019

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Infrastructure Corporation (the “Company”) and Brookfield Infrastructure Partners L.P. (the “Partnership,” and together with the Company, the “Registrants”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated October 25, 2019 relating to the Registration Statement on Form F-1 (Registration Nos. 333-233934 and 333-233934-01) of the Registrants filed with the Commission on September 25, 2019 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company and the Partnership have revised the Registration Statement to update other disclosures. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 1.

Securities and Exchange Commission

November 13, 2019

Registration Statement on Form F-1

Questions and Answers Regarding the Special Distribution

Do you intend to pay dividends on the class A shares?, page 4

1.

Please discuss here and on page 12 that dividends will not be declared until after the second anniversary of the distribution date, if true, as your disclosure regarding the Support Agreement suggests. In this regard, we note your disclosure that the Support Agreement, “pursuant to which Brookfield Infrastructure agrees to provide support to [y]our company in relation to, among other things, the declaration and payment of dividends, only becomes effective from and after the second anniversary of the distribution date.” If dividends will be paid on the units but not on the class A shares for the first 2 years following the distribution, tell us why you believe it is appropriate to state that the economic return on the class A shares will be equivalent to the units.

The Registrants advise the Staff that, although the Support Agreement will not be in effect until the second anniversary of the distribution date, the Company intends to commence paying dividends on the class A shares on the first distribution payment date for the Partnership’s units occurring after the distribution date for the special distribution. In response to the Staff’s comment, the Registrants have clarified the disclosure on pages 4, 6, 16, 17, 18, 28, 52, 74, 149, and 152 of Amendment No. 1 to make clear that, starting on the first distribution payment date for the Partnership’s units occurring after the distribution date for the special distribution, the Company intends to declare and pay dividends on its class A shares at the same time as distributions are declared and paid on the Partnership’s units and in the same amounts per class A share as distributions are declared and paid on each Partnership unit.

2.

Given the distribution levels you disclose here, tell us why you believe it is appropriate to refer to dividends on the class A shares and units as “identical,” such as on your prospectus cover page, and pages 5 and 13.

The Registrants advise the Staff that they believe that the dividends on the class A shares and units are “identical” because the Company intends to declare and pay dividends on its class A shares at the same time as distributions are declared and paid on the Partnership’s units and in the same amounts per class A share as distributions are declared and paid on each Partnership unit. In response to the Staff’s comment, the Registrants have clarified the disclosure on pages 4, 6, 16, 17, 52 and 74 of Amendment No. 1 to reflect the foregoing. The Registrants further advise the Staff that the Partnership’s target distribution payout ratio of 60% to 70% of the Partnership’s FFO is determined on a consolidated basis (i.e., taking into account the controlling interest of the Company) and will only determine the target aggregate amount that would be available for the aggregate distributions/dividends on the Partnership’s units and the Company’s class A shares.

Securities and Exchange Commission

November 13, 2019

Summary, page 9

3.

Please describe on your prospectus cover page, here and in your risk factor section your capital structure, including the number of votes per share to which each class of shares is entitled. For example, disclose as you do on page 133, that holders of class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the class A shares.

In response to the Staff’s comment, the Registrants have revised the disclosure on the prospectus cover page and on pages 17 and 43 of Amendment No. 1.

4.

In an appropriate place in your Summary, please revise to discuss the conflicts of interest that are present in this transaction as a result of your organizational and ownership structure. For example, discuss the overlapping roles of your board members.

In response to the Staff’s comment, the Registrants have revised the disclosure on page 16 of Amendment No. 1.

Ownership and Organizational Structure, page 12

5.	Please revise to disclose the economic and voting interests represented in the various entities you depict here and on page 43.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 15 and 55 of Amendment No. 1.

Risk Factors, page 16

6.

Please tell us what consideration was given to including risk factor disclosure for the UK’s pending withdrawal from the European Union. In this regard, we note that “[y]our initial operations will consist principally of the ownership and operation of...regulated distribution operations in the United Kingdom.”

In response to the Staff’s comment, the Registrants have added disclosure on page 30 of Amendment No. 1.

Any holder requesting an exchange of their class A shares for which our company or the partnership elects to provide units..., page 20

7.

We note your disclosure that “any holder whose class A shares are subsequently exchanged for units or its cash equivalent will not receive such units or cash for up to ten (10) business days after the applicable request is received.” Please disclose how investors will know as of what date you intend to effectuate the exchange, regardless of the amount of time it takes to process the exchange. In this regard, we note your disclosure that “during this period, the market price of units may decrease...affect[ing] the value of the consideration to be received by the holder of class A shares.”

Securities and Exchange Commission

November 13, 2019

The Registrants advise the Staff that, as disclosed in the Registration Statement, class A shareholders will be aware of the fact that it may take up to 10 business days to effect an exchange of class A shares for units or the cash equivalent (as determined as described in the Registration Statement). Upon receipt of any exchange request, the Partnership will be unable to know at the time of such exchange request what the specific date on which such exchange will occur, although the Registrants will endeavor to consummate such exchange as soon as is reasonably possible under the circumstances and in no event more than 10 business days from the date of such exchange request. Since the class A shares will most likely be held in book-entry form, we would expect that each class A shareholder that submits an exchange request will be contacted by their broker upon receipt of any securities into their brokerage account in accordance with the broker’s normal practice as the Registrants do not envision contacting an investor directly in such a scenario. Further, the exchange mechanism will not be the only method of liquidity for a class A shareholders, and if a class A shareholder was concerned about any possible decrease in the value of the shares and/or units in the time between submission of an exchange request and the satisfaction of such exchange request (as will be disclosed to each class A shareholder), such shareholder would also have the option to sell class A shares on the TSX or the NYSE.

The Registrants further advise the Staff that since it is the intent that exchanging class A shareholders will receive a unit upon any exchange request, the time at which class A shareholder receives units will not impact the exchange ratio since each class A share will be exchangeable into units on a one-for-one basis.

Finally, the Registrants note that the cash amount payable in the event that cash is used to satisfy an exchange request will be equal to the NYSE closing price of one unit on the date that the request for exchange is received by the transfer agent. As a result, a decrease in the value of the units after that date will not affect the amount of cash received.

The Special Distribution

Background to and Purpose of the Special Distribution, page 39

8.

Where you state that the special distribution “provides investors with the flexibility to own the economic equivalent of units through the ownership of [your] class A shares,” please revise to clarify that the class A shares represents a fractional economic equivalent to the units, given the ratio applicable to the distribution. Alternatively, if you are trying to convey that the economic equivalent is realizable via the exchange feature, if exercised, please state as much.

The Registrants advise the Staff that each class A share does not represent a fractional economic equivalent to a unit but a one for one equivalent of a unit given that (i) the Company intends to declare and pay dividends on its class A shares at the same time as distributions are declared and paid on the Partnership’s units and in the same amounts per class A share as distributions are declared and paid on each Partnership unit and (ii) the exchange feature associated with each class A share. In response to the Staff’s comment, the Registrants have clarified the disclosure on pages 5, 6, 11, 50, 52, and 74 of Amendment No. 1 to reflect the foregoing.

Securities and Exchange Commission

November 13, 2019

9.

Your free writing prospectus mentions the higher-after tax yield available to certain investors, in addition to the favorable tax reporting framework, however, you do not mention this objective here. Please revise or advise.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 3, 14, 49 and 148 of Amendment No. 1.

Mechanics of the Special Distribution, page 40

10.

In an appropriate place in your prospectus, please elaborate upon how and why the special distribution ratio of one class A share for every nine units held was determined. As a related matter, please disclose how and why it was determined that the principal business and assets you would hold would be the regulated gas transmission systems in Brazil and the regulated distribution operations in the United Kingdom. Please also explain how the exchange ratio feature was determined.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 8 and 51 of Amendment No. 1.

11.

We note your disclosure that you currently intend to satisfy any exchange requests on the class A shares through the delivery of units rather than cash. Please tell us why and what factors you will take into account in the future in making this determination.

The Registrants advise the Staff that upon any exchange request by a holder of a class A share, the Partnership will determine the form of payment to be delivered to such exchanging holder. Although it is the Partnership’s current intention to satisfy any exchange request through the delivery of units, the factors that the Partnership may consider when determining whether to satisfy any such exchange request for cash rather than units would include, without limitation, compliance with applicable securities laws governing the issuance of the units in exchange for class A shares, changes in law (including the Bermuda limited partnership laws), the Partnership’s available consolidated liquidity, and any change in the tax consequences to the Partnership or to a holder as a result of delivery of units. The Registrants have added disclosure on pages 4, 10, and 50 of Amendment No. 1 to reflect the foregoing.

12.

Please disclose the consideration you intend to provide in exchange for Brookfield Infrastructure’s interest in the portions of the business being transferred to you, including the loan and shares to be issued.

In response to the Staff’s comment, the Registrants have revised the disclosure on page 51 of Amendment No. 1.

Securities and Exchange Commission

November 13, 2019

Dividend Policy, page 41

13.

Please indicate whether or not you currently expect that comparable cash dividends paid to the units historically will continue to be paid in the future, and if not, the nature of the change in the amount or rate of cash dividend payments. For example, the amounts of your historical dividend(s) would put this disclosure in greater context. In this regard, we note your disclosure that you expect dividends on the class A shares will be declared at the same time and in the same amount as distributions are made on units.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 52 and 178 of Amendment No. 1.

14.	If there are any restrictions upon your ability to pay dividends, such as in any of your loan or credit agreements, please disclose them here.

In response to the Staff’s comment, the Registrants have revised the disclosure on page 52 of Amendment No. 1.

Capitalization, page 42

15.

We note you will have three classes of common shares outstanding after the transfer of the Business. Since you will have multiple classes of shares following the transfer, please revise this disclosure to separately quantify the number of pro forma shares issued and outstanding for each class of share. Please also apply this comment to your pro forma financial statement disclosures.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 54 and 62 of Amendment No. 1.

16.	For the ease of your investors, please revise your table to quantify Total Capitalization. Refer to Item 4(a) of Form F-1 and Item 3.B. of Form 20-F.

In response to the Staff’s comment, the Registrants have revised the disclosure on page 54 of Amendment No. 1.

17.

We note that a significant portion of your share capital is classified in your pro forma financial statements as a current liability and is not reflected in this capitalization table. Please tell us the factors you considered when concluding it does not represent a portion of your capitalization.

In response to the Staff’s comment, the Registrants have revised the Company’s capitalization table on page 54 of Amendment No. 1 to include share capital classified as current liability.

Securities and Exchange Commission

November 13, 2019

Corporate Structure, page 43

18.

We note references to Exchange LP throughout your registration statement. Please revise to discuss Exchange LP’s relationship to the group and if material, revise to reference it in the organizational chart.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 8, 15-16, and 50 of Amendment No. 1. The Registrants advise the Staff that they believe that Exchange LP is not material to an understanding of Brookfield Infrastructure’s or the Company’s business and therefore they do not believe inclusion of Exchange LP in the organizational chart is necessary.

Unaudited Pro Forma Financial Statements, page 44

19.

We note from disclosures elsewhere in your filing that following completion of the special distribution, you will be responsible for reimbursing Brookfield Infrastructure for your proportionate share of management and incentive distribution fees. Please confirm our understanding that such fees are not included in the carve-out financial statements as part of the allocation of corporate costs and would represent additional costs to your company. If our understanding is correct, please tell us how you considered providing narrative disclosure in the introduction to the pro forma financial statements or another appropriate location in your filing of the anticipated amount of such fees. If you are unable to estimate these fees, please consider providing narrative disclosure in the introduction to the pro forma financial statements to remind your investors that these fees are not captured in your pro forma financial statements and to clearly indicate that you are currently unable to estimate the amount of such fees.

The Registrants advise the Staff that that a proportion of management fees are included within the carve-out financial statements as described in Note 19, Related Party Transactions to the combined carve-out financial statements of the Utilities Operations of the Partnership as at December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018, described as follows:

“The Business’ combined carve-out financial statements include general corporate expenses of the parent company which were not historically allocated to the Business’ operations. These expenses relate to management fees payable to Brookfield . . . .Pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, referred to as the Base Management Fee, to the Service Provide equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding units, plus all outstanding third-party debt with recourse to recipients of services under the Master Services Agreement, less all cash held by such entities.

Securities and Exchange Commission

November 13, 2019

The Base Management Fee allocated to the Business was $24 million for the year ended December 31, 2018 (2017: $25 million, 2016: $9 million). The allocation was based on the estimated fair value of the Business.”

Furthermore, the Registrants have clarified the disclosure on the prospectus cover page and pages 18, 114, 116 and 133 of Amendment No. 1 to make clear, as is the case, that the Company will only be responsible for reimbursing Brookfield Infrastructure for the Company’s proportionate share of management fees.

20.

Note 2 to your pro forma financial statements indicates that you intend to classify the class A and B shares as financial liabilities due to the exchange feature, while class C shares will be classified as equity instruments. However, the description of your share capital beginning on page 129 indicates that each class A share is exchangeable for one unit of the partnership or its cash equivalent, with the form of payment determined at your election, while the class B and class C shares are redeemable for cash. Please revise your pro forma footnotes and other applicable disclosures in your filing to better explain the exchange feature of class B shares referenced in Note 2 since your current disclosures appear to indicate that only class A shares have an exchange feature. Furthermore, for each class of stock, please provide to us a summary of the terms of the exchange and/or redemption feature and, with reference to the applicable IFRS literature, your accounting analysis supporting whether such class of stock should be classified as a financial liability or equity.

In response to the Staff’s comment, the Registrants have revised the disclosure on page 62 of Amendment No. 1 to clarify that the accounting treatment arises from the exchange feature of the class A shares and the cash redemption feature of the class B shares.

The Registrants further refer the Staff to pages 153 to 155 in Amendment No. 1 that provide a more fulsome summary of the terms of the exchange and redemption features of all three classes of shares of the Company.

The class A, B and C shares are all considered puttable shares as contemplated within IAS 32 given the exchange and redemption features of the instrument and as such are financial liabilities. The class C shares are subordinate to the class A and B shares and, consequently, the class A and B shares do not satisfy the requirements of IAS 32 paragraph 16A(b.) whereby the instrument must be in the class of instruments that is subordinate to all other classes of instruments. On this basis, it was established that class A and B shares must be presented as financial liabilities in accordance with IAS 32.

The class C shares are the most subordinate class of shares given that, upon liquidation, the remaining residual value of the entity will be distributed to holders of class C shares after satisfying amounts due to class A and B shareholders. Further to being the most subordinate class of share, the class C shares:

a)	entitle the holder to a pro rata share of the entity’s net assets in the event of the entity’s liquidation;

Securities and Exchange Commission

November 13, 2019

b)	have identical features to one another; and

c)

do not include any contractual obligation to deliver cash or another financial asset to another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity, and are not a contract that will or may be settled in the entity’s own equity instruments as set out in subparagraph (b) of the definition of a financial liability in IAS 32.

In addition, the total expected cash flows attributable to the class C shares over the life of the shares are based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the entity over the life of the class C shares and the issuer of class C shares has no other instruments or contracts that satisfy the features established in paragraph 16B of IAS 32.

On the basis of the above evaluation, it was concluded that the class C shares should be presented as equity instruments in accordance with IAS 32.

21.

Note 5 to the pro forma financial statements appears to indicate that you have not presented pro forma earnings per share because you do not believe your class A, B, or C shares represent ordinary shares as contemplated by IAS 33. Please provide us with a more detailed analysis of this matter.

IAS 33, Earnings per Share (“IAS 33”) defines an “ordinary share” as “an equity instrument that is subordinate to all other classes of equity instruments.” As stated in Note 2 to the pro forma financial statements (as revised as reflected in the response to comment 20 above):

“Due to the exchange feature of the class A shares and the cash redemption feature of the class B shares, the class A shares and the class B shares will be classified as Financial liabilities in the Unaudited Condensed Combined Pro Forma Financial Statements. Class C shares, as the most subordinated class of all common shares, will be classified as equity instruments.”

On the basis that the class A, B and C shares are classified as financial liabilities, they do not satisfy the definition “of ordinary shares” given that they are instruments that are considered liabilities in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”). While the class C shares are presented as equity in accordance with paragraphs 16A and 16B of IAS 32, paragraph 96C of IAS 32 provides clear guidance that the limited exemption provided by paragraphs 16A and 16B is not to be applied to other guidance (in this instance, the guidance provided by IAS 33) as follows:

“The classification of instruments under this exception shall be restricted to the accounting for such an instrument under IAS 1, IAS 32, IAS 39, IFRS 7 and IFRS 9. The instrument shall not be considered an equity instrument under other guidance, for example IFRS 2.”

Securities and Exchange Commission

November 13, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

22.

Please revise here or on your business section to include the amount invested in capital expenditures and divestitures for the financial periods presented. Your description should also include information concerning the principal capital expenditures currently in progress and the method of financing. Refer to Item 4.A.5 and 6 of Form 20-F.

In response to the Staff’s comment, the Registrants have revised the disclosure on page 87 of Amendment No. 1 to include a discussion of the Company’s principal capital expenditures and divestitures and the methods of financing the same.

Results of Operations, page 63

23.

In order to provide your investors with greater insight into the underlying factors that materially contributed to the changes in your operating results, please tell us what consideration you gave to separately discussing the changes in revenues and direct costs for each category of products or services you offer such as the design, construction and connection fees, and the ongoing tariffs you charge once the connections are established. Furthermore, tell us how you considered separately discussing changes in revenue and direct costs for each of your UK gas and electricity operations and your Brazilian gas distribution operations. We assume these businesses could potentially have differing levels of profitability or experience different trends. Refer to Item 5 of Form 20-F and SEC Release 33-8350.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 72, 77, 78, 80, and 81 of Amendment No. 1 to provide additional disclosure on the changes in revenues and direct costs for each category of products or services offered by the Company.

24.

Please tell us what consideration you gave to disclosing any material impact related to increases in volumes versus changes in prices, or any other significant changes that impacted revenue of each of your U.K. and Brazilian businesses. Refer to Item 5 of Form 20-F and SEC Release 33-8350.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 77, 78, 80, and 81 of Amendment No. 1 to provide additional information on any significant changes that impacted revenue of the Company’s U.K. and Brazilian operations.

25.

You disclose on page 63, “Revenues increased by $46 million as a result of inflation-indexation and organic growth initiatives at both our U.K. regulated distribution business and Brazilian regulated gas transmission business.” However, it’s unclear to what extent each factor impacted the overall increase in revenue. Please revise your results discussion for each of the periods presented to quantify the impact that each item had on the overall change in revenue. Lastly, please apply this comment to other items in your analysis of results of operations in which multiple factors contributed to the overall change, such as your analysis of direct operating costs for the interim periods.

Securities and Exchange Commission

November 13, 2019

In response to the Staff’s comment, the Registrants have revised the results of operations disclosure in the MD&A to provide further details on period to period changes.

Performance Disclosures, page 72

26.

Please revise your disclosure to explain how rate base is defined and why management believes presenting the metric is meaningful for investors. Additionally, it appears your proportionate rate base disclosure includes utility operations in two different markets (i.e. the UK and Brazilian jurisdictions). Tell us why such combined presentation is appropriate and how you considered disclosure of rate base by jurisdiction. An overview of how the Company uses this measure by jurisdiction or on a combined basis would facilitate our review. If there are material differences in how rate base is determined by jurisdiction or differences which have a direct impact on your results, then please explain to us why a disaggregated rate base presentation by jurisdiction would not be meaningful to investors.

In response to the Staff’s comment, the Registrants have provided an expanded description of the rate base and management’s explanation on why the metric is meaningful for investors on pages 84 and 85 of Amendment No. 1.

Further, the Registrants believe that due to the varying levels of ownership in the Brazil and U.K. operations, a combined presentation on a proportionate basis is the most useful measure for investors. Internally, management reviews the performance of the Brazilian and U.K. operations on a combined basis due to similarities in cash flow profiles, as both businesses generate stable, contracted cash flows that are exposed to local inflation and foreign currency fluctuations. Combining the rate base of these two businesses on a proportionate basis increases comparability to other utility companies. The disclosure of our rate base roll-forward will therefore provide investors with meaningful information regarding key quantitative changes during a relevant period.

27.

The amounts you presented for Adjusted EBITDA, FFO, and AFFO for the interim and year-end periods do not agree to the amounts disclosed within the reconciliation of Non-IFRS financial measures beginning on page 77. Please revise your disclosures as needed so the amounts of the Non-IFRS measures presented here agree to the amounts seen in the tabular reconciliations presented later in your filing.

The Registrants advise the Staff that the presentation of Adjusted EBITDA, FFO and AFFO under the heading “Performance Measures – Utilities” does not agree to the reconciliations presented on pages 91 to 93 of Amendment No. 1 because such amounts do not reflect the expenses that are associated with the annual base management fee. The Company’s corporate entities do not meet the definition of operating segment under IFRS 8 (see response to comment 31 below) and therefore such measures are being presented to highlight the Company’s principal business. In response to the Staff’s comment, the

Securities and Exchange Commission

November 13, 2019

Registrants have revised the disclosure on pages 85 and 86 of Amendment No. 1 to clarify that the presentation of Adjusted EBITDA, FFO and AFFO under the heading “Performance Disclosures – Utilities” in the MD&A does not reflect the expenses associated with the annual base management fee.

Review of Combined Carve-Out Statements of Cash Flows, page 87

28.

The narrative analysis of changes in your cash flows on pages 88-89 appears too brief to meet the objectives of Item 5.B.1(b) of Form 20-F and Section IV.B.1 of SEC Release No. 33-8350. Please revise to provide your investors with more insight into the primary drivers of material changes in your cash flows. As one example only and not an inclusive list, your analysis of the change in cash flows from operating activities for 2018 versus 2017 indicates that cash flows from operating activities increased because of changes in your working capital. Please briefly disclose why your working capital changed. Additionally, the face of your cash flow statement appears to indicate a larger portion of the increase in cash flows from operating activities resulted from changes in your net income adjusted for the non-cash items listed in your cash flow statement. Please address this increase in net income adjusted for non-cash items in your analysis of changes in cash flows from operating activities or tell us why such disclosure is not necessary to explain the primary drivers of changes in your cash flows from operating activities.

In response to the Staff’s comment, the Registrants have provided additional disclosure on the primary drivers of material changes in the cash flows on pages 98 to 100 of Amendment No. 1.

Legal Matters, page 168

29.

We note your disclosure that you believe this transaction should not be taxable and that dividends are expected to be qualified for U.S. investors. Please tell us and disclose whether you plan to obtain an opinion of counsel regarding the tax consequences of the special distribution. If you do not plan to provide a tax opinion, please provide us with your analysis as to why you do not believe such an opinion is required, given that you otherwise are promoting the tax advantages as one of the reasons for the special distribution. Refer to Section III.A.2 of Staff Legal Bulletin No. 19 for additional guidance.

In response to the Staff’s comment, the Registrants will obtain an opinion of counsel that the Partnership will be classified as a partnership and not as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. This opinion speaks directly to the two tax advantages of the special distribution, as noted by the Staff in comment 9 above—specifically, the higher after-tax yield available to certain investors and the favorable tax reporting framework. These advantages stem from the U.S. federal tax classification of the Partnership as a partnership, as distinct from the treatment of the Company as a corporation. The opinion also speaks to the reason the special distribution generally should not be taxable to the Partnership’s unitholders. Unlike a dividend on shares of a corporation, a distribution to the partners of a partnership generally is not taxable.

Securities and Exchange Commission

November 13, 2019

In addition, based on Section III.A.2 of Staff Legal Bulletin No. 19, the Registrants have revised the disclosure beginning on page 191 in Amendment No. 1 to confirm that the discussion under the heading “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS,” to the extent such discussion expresses conclusions as to the application of U.S. federal income tax law and subject to the qualifications described in the prospectus, represents the opinion of counsel.

Combined Carve-out Financial Statements of the Utilities Operations of Brookfield

Infrastructure Partners L.P.

Note 2. Affiliates, page F-10

30.

We note that you consolidate Nova Transportadora do Sudeste S.A. (“NTS”). Please provide us with your analysis under IFRS 10 to support your conclusion that you control NTS. As part your response, please tell us how you assessed the voting rights and contractual rights of all relevant parties when determining you have power and control over this affiliate. Also, explain how you assessed whether there were any substantive rights held by other shareholders that might preclude consolidation. See paragraph B25 of IFRS 10. Lastly, summarize for us what involvement the Brazilian government has, if any, with regard to control or power to direct the relevant activities of NTS.

The Registrants advise the Staff that the Partnership has an overall approximate 28% indirect effective interest in NTS held through the following structure:

•

A 34% controlling interest in a limited liability holding company (“LLC”) vehicle, whereby the remaining 66% of investors in the LLC vehicle constitute investors in the Partnership-led consortium that was structured by the Partnership to allow investors to participate in the investment in NTS alongside the Partnership; and

•	The LLC has an 82.35% controlling interest in NTS through a partnership vehicle, Nova Infraestrutura Fundo De Investimento Em Participacoes (“FIP”), whereby the LLC has a direct 100% interest in FIP.

It is as a consequence of this structure whereby the Partnership possesses an indirect effective controlling interest of 28% (82.35% x 34%) in NTS.

In respect of the Partnership’s interest in the LLC vehicle designed to hold and control the FIP, the Partnership holds the rights and privileges of the “Managing Member” of the LLC whereby the powers of the Managing Member are such that the Managing Member shall have full, exclusive and complete discretion to manage and control the business and affairs of the LLC entity whereby other holders of interests in the LLC are simply passive investors without such powers. It was determined that this power mechanism combined with 34% of the exposure to the variability in the LLC vehicle were such that it was concluded that the Partnership controls the LLC vehicle in accordance with IFRS 10. The other investors holding the remaining 66% interest are passive in respect of their governance rights.

Securities and Exchange Commission

November 13, 2019

FIP’s 82.35% interest in NTS is held alongside the following non-related investors:

a)	a 10% non-controlling interest held by Petroleo Brasileiro S.A. (“Petrobras”); and

b)	a 7.65% non-controlling interest held by ITAUSA, a Brazilian institutional investor.

In the evaluation by the Registrants of whether FIP controls NTS, they evaluated the power and exposure to variability held by both FIP and Petrobras and ITAUSA in accordance with IFRS 10, Consolidated Financial statements (“IFRS 10”). The arrangement between these three parties is governed by a shareholders agreement that governs the rights of each of these shareholders. The shareholders agreement outlines that the Board of Directors of NTS consists of ten (10) members whereby Petrobras is entitled to appoint two (2) directors, and FIP is entitled to appoint the remaining eight (8) directors. ITAUSA is not entitled to appoint any directors and does not possess any substantive decision-making rights in relation to NTS. Resolutions of the Board of Directors of NTS are taken by the vote of the simple majority of the members of the Board of Directors and govern all decisions other than certain specified decisions that require at least 75% affirmative vote of the Directors and grant Petrobras a veto right as long as Petrobras maintains a minimum 10% voting interest in NTS, subsequently referred to as “supermajority rights”.

The Registrants evaluated these supermajority rights to determine whether they are substantive or protective in accordance with paragraphs B25 through B28 of IFRS 10. Specifically, these supermajority rights relate to the following:

a)	capital expenditures or dispositions in excess of those required in the ordinary course of business;

b)	transactions between NTS and related parties of the Partnership;

c)

amendments to bylaws, to the extent they change the corporate purpose, create/change classes of shares or privileges of existing classes, create restrictions on transfer of shares or change dispute resolution procedures;

d)	changes in the capital of NTS that would have a dilutive impact on non-controlling shareholders;

e)

transformation, consolidation, spin-off, merger, merger of shares, bankruptcy judicial or extrajudicial recovery, dissolution, liquidation of the company as well as appointment and dismissal of liquidators and approval of their accounts; or dissolution of NTS;

f)	approval of hiring or dismissal of the independent auditors of NTS; and

g)	various other activities that relate to fundamental changes in the business model of NTS.

Securities and Exchange Commission

November 13, 2019

After careful consideration of each of these supermajority clauses, it was determined that they were protective in nature as contemplated in paragraphs B25 through B28 of IFRS 10. This determination was further clarified when the Registrants evaluated the decisions that are subject to simple majority vote such as approvals of business plans and budgets as well as the hiring, termination and compensation of executive management of NTS.

Given that NTS’ principal operations are regulated in Brazil, the Registrants also evaluated any rights held by the Brazilian government. Specifically, these rights are manifested principally through the rights that Petrobras holds in NTS given that Petrobras is an entity controlled by the Government of Brazil. In addition, there are certain rights prescribed by the regulator in Brazil governing the operations of NTS primarily relating to setting of gas transportation tariffs and minimum maintenance elements. It was determined that these mechanisms did not impact the determination of control of NTS, although they were relevant for the classification of the arrangement as a service concession arrangement within the scope of IFRIC 12, Service Concession Arrangements (“IFRIC 12”).

Paragraph 15 of IFRS 10 indicates that an investor is exposed, or has rights, to variable returns from its involvement with the investee when the investor’s returns from its involvement have the potential to vary as a result of the investee’s performance. Through its ownership of 82.35% of the participating voting shares of NTS, it was clearly determined that FIP is exposed to a significant portion of the variable returns of NTS.

On the balance of the powers possessed by FIP, in addition to the significant exposure to variability of NTS, it was determined that FIP controls NTS in accordance with IFRS 10.

On the overall basis that the Partnership controls the LLC vehicle which in turn controls FIP and NTS, it was determined that the Partnership controls NTS in accordance with IFRS 10.

Note 3. Significant Accounting Policies, page F-11

31.

Please revise your footnotes here or in another appropriate location to provide the disclosures regarding your operating and reportable segments as required by paragraphs 20-24 of IFRS 8. If you believe you have a single operating and reportable segment, please clearly disclose this to your investors, and provide us with your analysis of the guidance in paragraphs 5-10 of IFRS 8 to support your conclusion. Your response should address, but not be limited to, a description of the operating results regularly reviewed by your chief operating decision maker to make decisions about allocating resources and assessing performance, along with your identification of any managers who are directly accountable to and maintain regular contact with your chief operating decision maker to discuss operating activities, financial results, forecasts or plans for components of the company.

Securities and Exchange Commission

November 13, 2019

The Registrants advise the Staff that the entities that comprise the Utilities Operations of the Partnership are BUUK Infrastructure Holdings Limited (“BUUK”) and NTS. In addition, certain corporate activities are present within the Utilities Operations of the Partnership such as certain centralized treasury functions and the incurrence of a management fee expense for purposes of managing the underlying assets. Consequently, the Registrants considered whether BUUK, NTS and “Corporate” are operating segments in accordance with IFRS 8, Operating Segments (“IFRS 8”).

IFRS 8, paragraph 5 defines an operating segment as follows:

An operating segment is a component of an entity:

a.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

b.	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	for which discrete financial information is available.

The Registrants determined that BUUK and NTS satisfy paragraph 5(a) as they are stand-alone operating entities that both earn revenues and incur expenses.

Further, the Registrants determined that BUUK and NTS satisfy the criteria within paragraph 5(c), as they are stand-alone operating entities that prepare financial statements.

However, the Registrants determined that the condition in paragraph 5(b) is not satisfied for BUUK or NTS. In order to evaluate this criterion, the Registrants need to determine the identity of the chief operating decision marker (“CODM”). To determine the CODM, the Registrants considered the requirements of paragraph 7 of IFRS 8 as follows:

The term ‘chief operating decision maker’ identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the operating segments of an entity. Often the chief operating decision maker of an entity is its chief executive officer or chief operating officer but, for example, it may be a group of executive directors or others.

The term CODM identifies a function, and that function is to perform the following:

•	Allocate resources to the operating segments of the entity.

•	Assess the performance of the operating segments of an entity.

The CODM of the Utilities Operations of the Partnership is the entity’s Chief Executive Officer (“CEO”). As the final arbiter of key decisions, the CEO is responsible for the formulation and execution of the overall investment and operating strategy for the entity as a whole. The CEO also has the ultimate say in how to allocate resources to achieve desired objectives and has full oversight and final decision making over the review of all proposed investment or divestment decisions. The CEO regularly assesses the performance of the entity as a whole using the following performance measures:

Securities and Exchange Commission

November 13, 2019

•

Funds from Operations (“FFO”), which is defined as net income excluding the impact of depreciation and amortization, deferred taxes, breakage and transaction costs and non-cash valuation gains or losses; and

•

Adjusted Funds from Operations (“AFFO”), which is defined as FFO less capital expenditures required to maintain the current performance of the Partnership’s operations (maintenance capital expenditures).

These measures are presented in aggregate at the entity level to the CODM in a monthly and quarterly reporting package.

The intent of the new corporate entity within the prospectus is to provide a mechanism whereby investors are able to invest in the Partnership outside of a limited partnership structure. The redemption and the dividend-payment mechanisms are features by which the economic intent is for the value of the class A shares of the newly formed entity to trade in-line with Partnership limited partnership units. As such, the Registration Statement has been filed with reference to BUUK and NTS as assets transferred into this structure to facilitate funding of the distribution as opposed to the performance of the entity being primarily driven by the underlying performance of BUUK and NTS. Consequently, the CODM of the entity, being the same CODM as that of the Partnership, has not modified the way in which it views the performance of the Partnership and does not intend to monitor performance or allocate resources at a more disaggregated level than presently exists at the level of the Partnership.

In addition to the fundamental intent of the new corporate entity and the underlying economics of class A shares of the newly formed entity, the Registrants also considered the organizational structure of the entity to determine whether “Segment Manager” roles exist that relate specifically to BUUK or NTS. The Chief Investment Officer role, which is equivalent to a “Segment Manager” as defined in IFRS 8, exists for each Partnership operating segment, being Utilities, Transportation, Energy, and Data infrastructure. Consequently, as BUUK or NTS are both within the Utilities segment within the Partnership, there is no separate Segment Manager in relation specifically to BUUK or NTS.

As noted above, the entity also has limited corporate activity comprising certain treasury functions and management activities by virtue of paying a management fee for certain management services to an affiliate of Brookfield Asset Management Inc. In the evaluation by the Registrants of whether these corporate activities constitute a segment, they considered paragraph 6 of IFRS 8 as follows:

Not every part of an entity is necessarily an operating segment or part of an operating segment. For example, a corporate headquarters or some functional departments may not earn revenues or may earn revenues that are only incidental to the activities of the entity and would not be operating segments. For the purposes of this IFRS, an entity’s post-employment benefit plans are not operating segments.

Securities and Exchange Commission

November 13, 2019

The corporate function of the entity does not earn revenues or perform a substantive function other than as noted above in administering the overall enterprise. Consequently, in accordance with IFRS 8, the Registrants do not view the corporate activities of the entity to constitute a segment. Consequently, the Registrants have determined that neither BUUK, NTS nor Corporate are operating segments as defined in IFRS 8.

The Registrants propose to disclose in the carve-out financial statements as at and for the year ended December 31, 2019, to be included in the Registration Statement prior to being declared effective, the following statement within Note 3: “The Business constitutes a single operating segment.”

32.

Pursuant to paragraph 32 of IFRS 8, please tell us what consideration you gave to disclosing revenues from external customers for each product and service. For example, on page 9 you disclose that your UK business constructs, owns, and operates connections to the home for six product lines which include: natural gas, electricity, fiber, water, wastewater and district heating; therefore it appears these might be considered categories of products and services. Alternatively, you might consider design, construction and connection to be distinct from the ongoing tariffs you charge once the connections are established. If information regarding your revenue by products and service is not available to you and the cost to develop it would be excessive, please disclose that fact and tell us how you reached that conclusion.

The Registrants have evaluated the natural gas, electricity, fiber, water, wastewater and district heating product lines to determine whether they constitute separate products and services. Specifically, the Registrants consider distribution of natural gas and electricity to be its U.K. business’ core services whereby these services constitute in excess of 80% of aggregate service revenue and the remaining services noted above are considered non-core to its business.

In the evaluation by the Registrants of whether to separately disclose the revenue for natural gas and electricity they considered whether these services were “similar” as contemplated within paragraph 32 of IFRS 8. IFRS 8 does not provide explicit guidance as to what is meant by “similar” in this context; however, the Registrants have looked to paragraph 12 of IFRS 8 which provides guidance in the context of aggregation principles for segments. Once gas and electricity connections are established, the Partnership charges retailers rates based on the tariff of the distribution utility with which the Partnership is interconnected. Tariffs for gas and electricity markets are determined by the U.K. regulator, the Office of Gas and Electricity Markets Authority (“OFGEM”). Every eight years, the tariffs for the regional gas and electricity distribution network operators are determined on the basis of a regulated asset base. As an independent connection provider, the Partnership’s U.K. business charges customers a tariff based on the proportion of the distribution utility network with which its connection comprises. The connection rate is typically adjusted annually and provides inflation protection. During the first 20 years after the commissioning of a connection, the gas connection rate is subject to a cap and floor that escalates by an inflation factor set by the OFGEM.

Securities and Exchange Commission

November 13, 2019

On the basis of the above operational background, margins for gas and electricity tend to be nearly identical based on the notion that these services share similar underlying infrastructure and tariff mechanisms. Given that natural gas and electricity transportation share similar economic characteristics, have similar or identical service distribution models, classes of customers and regulatory frameworks, the Registrants have determined that these particular services are similar for purposes of applying paragraph 32 of IFRS 8 and they have not included disaggregated disclosure of these revenue streams on this basis.

With respect to connections revenue, this is considered a separate revenue stream whereby home developers in the U.K. are the Partnership’s primary customer. Design and construction revenues are nominal in value and connections revenues typically range from approximately 75 million GBP to 100 million GBP per annum and are recognized over time as connections are made. While the Registrants consider connections revenue to be ancillary to their main natural gas and electricity transportation businesses they propose to include within the audited combined carve-out financial statements of the Utilities Operations of the Partnership as at and for the year ended December 31, 2019 to be included in the Registration Statement prior to being declared effective, the values of connections revenue (along with comparative values for the years ended December 31, 2018 and 2017 and will also be discussed with the accompanying management’s discussion and analysis).

(k) Revenue Recognition, page F-17

33.

You disclose elsewhere in your filing that BUUK designs, constructs and operates utility infrastructure networks. Please tell us whether you generated any significant amount of revenue from design and construction during any of the periods for which financial statements are presented in your filing. If so, please tell us how you considered disclosing your revenue recognition policies for these revenue streams or whether your existing disclosure regarding connection revenue is intended to address your design and construction activities. Additionally, if connection revenue includes revenue from design and construction of utility infrastructure, please revise your disclosure to clarify this to your investors.

The Registrants advise the Staff that in 2018, 2017, and 2016, the revenues related to design and construction activities were nominal in amount and consequently the policy for revenue recognition for design and construction activities is not disclosed separately within the financial statements because these revenues are not considered material. The Registrants monitor the amounts of revenues related to design and construction activities and will separately disclose their policy for revenue recognition if these amounts become material.

Securities and Exchange Commission

November 13, 2019

Note 9. Intangible Assets, page F-33

34.

Please expand your disclosure related to your Brazilian service concession arrangements or advise us how your current disclosure is compliant with paragraphs 6-7 of SIC 29. In this regard, SIC 29 requires disclosure of the significant terms of the arrangement that may affect the amount, timing and certainty of future cash flows. We note your current disclosure indicates that the agreements take into account a return on a regulatory asset base (“RAB”) and adjustments for inflation. Tell us whether you considered disclosing the current return on RAB or the inflation adjustment to the tariffs. Additionally, it’s unclear how such returns on RAB could change over the term of the concession.

The Registrants advise the Staff that Note 9, Intangible Assets includes disclosures in connection with NTS’ Brazilian service concession arrangements. The Registrants considered the nature and extent of these disclosures against the requirements of paragraphs 6-7 of SIC 29 as follows:

6. All aspects of a service concession arrangement shall be considered in determining the appropriate disclosures in the notes. An operator and a grantor shall disclose the following in each period:

a.	a description of the arrangement

•

As disclosed in Note 9, the terms and conditions of concession arrangements are regulated by the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”) and are disclosed in Note 9 to the financial statements, as further explained below.

b.

significant terms of the arrangement that may affect the amount, timing and certainty of future cash flows (eg the period of the concession, re-pricing dates and the basis upon which re-pricing or re-negotiation is determined)

•

As disclosed in Note 9, the gas transportation agreements (“GTA”) were determined with reference to a return on a RAB, and the tariffs are calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the life of GTAs. The authorizations for the service concessions expire between 2039 and 2041.

c.	the nature and extent (eg quantity, time period or amount as appropriate) of:

i.	rights to use specified assets;

•

As disclosed in Note 9, the service concession arrangement relates to the right to transport gas under GTAs to receive regulated tariffs and encompasses all necessary fixed assets to conduct these operations.

Securities and Exchange Commission

November 13, 2019

ii.	obligations to provide or rights to expect provision of services;

•

The Partnership is required to physically transport the gas in order to receive the regulated tariffs (i.e., a performance obligation being the transmission of gas) and this is disclosed in the revenue recognition accounting policy note 3(k) within the financial statements of the Utilities Operations of the Partnership.

iii.	obligations to acquire or build items of property, plant and equipment;

•	Not applicable – The gas pipelines underlying the concessions were constructed prior to acquisition and the only ongoing obligations relate to maintenance activities.

iv.	obligations to deliver or rights to receive specified assets at the end of the concession period;

•	As disclosed in Note 9, upon expiry of the authorizations, the assets will be returned to the government and will be subject to concession upon public bidding.

v.	renewal and termination options; and

•	Not applicable – There are no renewal or termination options in the concessions.

vi.	other rights and obligations (eg major overhauls);

•	None that are significant.

d.	changes in the arrangement occurring during the period; and

•	Not applicable – There have been no material changes in the arrangement subsequent to acquisition on April 4, 2017.

e.	how the service arrangement has been classified.

•	As disclosed in Note 9, the service concession arrangements have been classified as an intangible asset.

6A. An operator shall disclose the amount of revenue and profits or losses recognized in the period on exchanging construction services for a financial asset or an intangible asset.

•	Not applicable – The gas pipelines underlying the concessions were constructed prior to acquisition on April 4, 2017.

7. The disclosures required in accordance with paragraph 6 of this Interpretation shall be provided individually for each service concession arrangement or in aggregate for each class of service concession arrangements. A class is a grouping of service concession arrangements involving services of a similar nature (eg toll collections, telecommunications and water treatment services).

•

The service concession arrangements relate to gas pipelines that represent one integrated network and, as a whole, form one class of service concession arrangements and thus are disclosed in aggregate. Furthermore, each arrangement is with the same regulatory body and materially homogenous with the exception of expiry dates.

Securities and Exchange Commission

November 13, 2019

The Registrants concluded that their disclosures satisfy the requirements of SIC 29, paragraphs 6-7. The Registrants did not include disclosure of the current return on RAB nor the inflation adjustment to the tariffs as such disclosure is not required by SIC 29 nor would such disclosure provide material information not otherwise included in the financial statements. As disclosed in Note 9, the return on the RAB is fixed at inception and varies based on inflation adjustments. These inflation adjustments occur annually which have not been material to any periods presented within the financial statements. The Registrants will continue to evaluate whether disclosure becomes appropriate in future periods.

Note 10. Goodwill, page F-34

35.

It appears the majority of your goodwill arose from the NTS acquisition in fiscal 2017. Please tell us the methodology you used in allocating goodwill to your cash generating unit(s) pursuant to paragraph 80 of IAS 36 and the amount allocated to each cash generating unit. Additionally, revise your notes to the financial statements to include all of the required disclosures set forth in paragraphs 134-135 of IAS 36, or tell us how you believe your existing disclosures are fully responsive to that guidance.

The Registrant advises the Staff that in the application of IAS 36, Impairment of Assets (“IAS 36”) to NTS, on the basis that the entire transportation pipeline represents a single integrated transportation network and is recognized as an intangible asset in accordance with IFRIC 12, it was determined that NTS’s assets in aggregate constitutes a single cash generating unit. Consequently, upon acquisition of NTS in accordance with paragraph 80 of IAS 36, all of the goodwill recognized in the acquisition was allocated to this single cash generating unit given that goodwill is not monitored at a lower level for internal management purposes and the NTS cash generating unit is not larger than an operating segment as defined within IFRS 8. It is also important to note that there exist nominal operational synergies between BUUK and NTS and hence it was determined inappropriate to allocate goodwill across this combined group of cash generating units.

In considering paragraphs 134-135 of IAS 36, the Registrants considered the following in their evaluation:

a)	the carrying amount of goodwill allocated to the NTS cash generating unit is disclosed in Note 9, Intangible Assets (IAS 36 paragraph 134(a));

b)	there are no indefinite-lived intangible assets recorded by NTS other than goodwill (IAS 36 paragraph 134(b));

c)	the basis on which the recoverable amount of the NTS cash generating unit is based upon is disclosed in Note 4, Acquisition of Businesses (IAS 36 paragraph 134(c));

d)

given that all of the goodwill was determined by the initial recognition of a deferred tax liability in the acquisition, Note 4, Acquisition of Businesses, describes that the recoverable amount of such goodwill is predicated on the deferred taxes that gave rise to the initial balance remaining at a level that at least exceeds the carrying amount of goodwill and, consequently, any diminution in this deferred tax balance would give rise to goodwill impairment (IAS 36 paragraphs 134(d), (e) and (f)); and

Securities and Exchange Commission

November 13, 2019

e)	none of the carrying amount of goodwill is allocated across multiple cash-generating units (groups of units) (IAS 36 paragraph 135).

General

36.	Please revise the registration fee table to include the shares being registered on behalf of the selling shareholder or tell us why you do not believe this is necessary.

In response to the Staff’s comment, the Registrants have revised the registration fee table in Amendment No. 1 to include the Partnership’s units being registered on behalf of Brookfield Asset Management Inc. as selling unitholder.

*************************

Securities and Exchange Commission

November 13, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Bahir Manios, Chief Financial Officer

Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.